Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

(Dollars in thousands)

ANNALY CAPITAL MANAGEMENT, INC. AND ITS SUBSIDIARIES

	For the quarters ended March 31,		For the years ended December 31,
	2016	2015	2015	2014	2013	2012	2011
			(dollars in thousands)
Ratio of earnings to fixed charges:
Fixed charges (interest expense)(1)	$294,922	$287,659	$1,096,091	$1,338,019	$1,533,008	$1,560,941	$1,362,721
Net income (loss) available (attributable) to common shareholders before income taxes and noncontrolling interest(2)	(886,909)	(494,477)	391,825	(908,922)	3,665,943	1,732,282	385,518
Earnings as adjusted	$(591,987)	$(206,818)	$1,487,916	$429,097	$5,198,951	$3,293,223	$1,748,239

Ratio of earnings to fixed charges	(2.01)	(0.72)	1.36	0.32	3.39	2.11	1.28

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (interest expense)(1)	$294,922	$287,659	$1,096,091	$1,338,019	$1,533,008	$1,560,941	$1,362,721
Preferred stock dividend	17,992	17,992	71,968	71,968	71,968	39,530	16,854
Combined fixed charges and preferred stock dividends	312,914	305,651	1,168,059	1,409,987	1,604,976	1,600,471	1,379,575
Net income (loss) available (attributable) to common shareholders before income taxes and noncontrolling interest(2)	(886,909)	(494,477)	391,825	(908,922)	3,665,943	1,732,282	385,518
Earnings as adjusted	$(573,995)	$(188,826)	$1,559,884	$501,065	$5,270,919	$3,332,753	$1,765,093

Ratio of earnings to combined fixed charges and preferred stock dividends	(1.83)	(0.62)	1.34	0.36	3.28	2.08	1.28

(1) Fixed charges include realized gains (losses) on interest rate swaps

(2) Includes unrealized gains (losses) on Financial Instruments and/or derivatives